UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A)

EXHIBITS

Number	Description of Document
99.1	Press Release regarding Sky-mobi’s Annual General Meeting to be held on December 29, 2014
99.2	Notice of Sky-mobi’s Annual General Meeting to be held on December 29, 2014
99.3	Form of Proxy of Annual General Meeting
99.4	Voting Card for American Depositary Shares
99.5	Depositary’s Notice of Shareholders’ Meeting of Sky-mobi Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Michael Tao Song

Name:	Michael Tao Song

Title:	Chairman and chief executive officer

Dated: December 1, 2014